Exhibit 1

ASX Release

1 April 2010

Fitch Ratings Upgrades Westpac’s Long-term Credit Rating to AA

Fitch Ratings today upgraded Westpac Banking Corporation’s Long-term Foreign Currency Issuer Default Rating (IDR) to ‘AA’ from ‘AA-’ and its Individual rating to ‘A/B’ from ‘B’. Fitch Ratings also upgraded the Long-term Foreign Currency and Local Currency IDR’s of Westpac New Zealand Limited to ‘AA’ from ‘AA-’. The ratings outlook is stable.

In upgrading the ratings, Fitch cited Westpac’s strong performance through the global financial crisis, an improvement in the operating environment and the successful integration with St.George Bank Limited.

A copy of the release follows.

Credit ratings are not a recommendation to buy, hold or sell securities and are subject to revision or withdrawal at any time.

Ends.

For Further Information
David Lording	Andrew Bowden
Westpac Media Relations	Westpac Investor Relations
Ph: 02 8253 3510	Ph: 02 8253 4008
Ph: 0419 683 411	Ph: 0438 284 863

Westpac Banking Corporation

ABN 33 007 457 141

FITCH UPGRADES WESTPAC BANKING CORPORATION

Fitch Ratings-Sydney-31 March 2010: Fitch Ratings has today upgraded Westpac Banking Corporation’s (Westpac) Long-term Foreign Currency Issuer Default Rating (IDR) to ‘AA’ from ‘AA-’ and its Individual rating to ‘A/B’ from ‘B’. At the same time, the Long-term Foreign Currency and Local Currency IDRs of Westpac’s wholly-owned subsidiary, Westpac New Zealand Limited (WNZL), have been upgraded to ‘AA’ from ‘AA-’. All other ratings have been affirmed. A full list of rating actions can be found at the end of this release.

“The upgrade of Westpac’s Long-term IDR and Individual rating reflect the group’s strong performance through the global financial crisis, an improvement in the operating environment and the successful integration of St.George Bank Limited (St.George),” said Tim Roche, Director in Fitch’s Financial Institutions Group. “Westpac now holds a much stronger position in the Australian retail banking market, with a significant market share in both residential mortgages and household deposits,” added Mr. Roche.

Following the announcement it would acquire St.George, Westpac’s ratings were placed on Rating Watch Positive on 12 May 2008, to reflect the significantly increased scale and business diversity the combined entity would enjoy. However, a deterioration in the operating environment brought about by the onset of the global financial crisis, and the risks posed by the relatively large St.George integration, led Fitch to remove the Rating Watch Positive and assign a Stable Outlook upon completion of the transaction on 3 December 2008.

As previously mentioned, Westpac’s performance through the global financial crisis has been strong. Like other Australian banks, the group’s impairment charges increased significantly during 2009 following a deterioration in asset quality, but pre-impairment operating profit has been more than sufficient to comfortably absorb these costs. Underlying profitability has remained robust, with market share gains and improving net interest margins promoting growth. Asset quality ratios, having deteriorated during 2009, still remain low relative to peers. Fitch calculates that as at 30 September 2009, just 0.9% of gross loans were classified as impaired.

The removal of the Australian government guarantee for new issuance, effective 31 March 2010, is expected to have no material impact on Westpac; while it has made use of the guarantee, most of its issuance since 30 September 2009 has been unguaranteed. About 44% of Westpac’s on-balance sheet funding requirement is sourced through wholesale markets (the remainder comes from deposits). Westpac manages its reliance on offshore wholesale funding markets well through diversifying its borrowings by currency, maturity, product and investor.

Westpac’s capital ratios have improved over the last two years. At 31 December 2009, the group’s Tier 1 capital ratio was 8.5%, up from 7.8% at 30 September 2008. Fitch expects Westpac will maintain capital ratios above historical averages, particularly while it awaits further clarity regarding changes to the global regulatory capital framework.

WNZL is one of New Zealand’s four major banks. The upgrades of its Long-term Local and Foreign Currency IDRs were driven by the extremely high likelihood of support from Westpac, were it required. WNZL’s Individual rating reflects its solid position in the New Zealand banking market, sound risk management processes and adequate capitalisation, while factoring in a more volatile operating environment and a less diverse funding profile relative to those of its parent.

The ratings of Westpac and WNZL are listed below:

Westpac Banking Corporation:

Long-term Foreign Currency IDR: upgraded to ‘AA’ from ‘AA-’; Outlook Stable;

Short-term Foreign Currency IDR: affirmed at ‘F1+’;

Individual Rating: upgraded to ‘A/B’ from ‘B’;

Support Rating: affirmed at ‘1’;

Support Rating Floor: affirmed at ‘A’;

AUD denominated government guaranteed senior debt: affirmed at ‘AAA’;

Non-AUD denominated government guaranteed senior debt: affirmed at ‘AA+’;

Senior unsecured Long-term debt: upgraded to ‘AA’ from ‘AA-’;

Senior unsecured Short-term debt: affirmed at ‘F1+’; and

Subordinated debt: upgraded to ‘AA-’ from ‘A+’.

Westpac New Zealand Limited:

Long-term Foreign Currency IDR: upgraded to ‘AA’ from ‘AA-’; Outlook Stable;

Short-term Foreign Currency IDR: affirmed at ‘F1+’;

Long-term Local Currency IDR: upgraded to ‘AA’ from ‘AA-’; Outlook Stable;

Short-term Local Currency IDR: affirmed at ‘F1+’;

Individual Rating: affirmed at ‘B’;

Support Rating: affirmed at ‘1’; and

Senior unsecured debt: upgraded to ‘AA’ from ‘AA-’

Applicable Criteria is available on Fitch’s website at www.fitchratings.com: ‘Global Financial Institutions Rating Criteria’, dated 29 December 2009; ‘Insurance Rating Methodology’, dated 29 December 2009.

Contact: Tim Roche, Sydney, +61 2 8256 0310/tim.roche@fitchratings.com; John Miles, Sydney, +61 2 8256 0344/john.miles@fitchratings.com.

Media Relations: Iselle Gonzalez, Sydney, Tel: +612 8256 0326, Email: iselle.gonzalez@fitchratings.com.

Additional information is available at www.fitchratings.com

Related Research:

Global Financial Institutions Rating Criteria

http://www.fitchratings.com/creditdesk/reports/report_frame.cfm?rpt_id=493146

Insurance Rating Methodology

http://www.fitchratings.com/creditdesk/reports/report_frame.cfm?rpt_id=493126

ALL FITCH CREDIT RATINGS ARE SUBJECT TO CERTAIN LIMITATIONS AND DISCLAIMERS. PLEASE READ THESE LIMITATIONS AND DISCLAIMERS BY FOLLOWING THIS LINK: HTTP://FITCHRATINGS.COM/UNDERSTANDINGCREDITRATINGS. IN ADDITION, RATING DEFINITIONS AND THE TERMS OF USE OF SUCH RATINGS ARE AVAILABLE ON THE AGENCY’S FREE WEBSITE ‘WWW.FITCHRATINGS.COM’. PUBLISHED RATINGS, CRITERIA AND METHODOLOGIES ARE AVAILABLE FROM THIS SITE AT ALL TIMES. FITCH’S CODE OF CONDUCT, CONFIDENTIALITY, CONFLICTS OF INTEREST, AFFILIATE FIREWALL, COMPLIANCE AND OTHER RELEVANT POLICIES AND PROCEDURES ARE ALSO AVAILABLE FROM THE ‘CODE OF CONDUCT’ SECTION OF THIS SITE.

Fitch Australia Pty Ltd holds an Australian financial services licence (AFS licence no. 337123) which authorises it to provide credit ratings to wholesale clients only. Credit ratings information published by Fitch is not intended to be used by persons who are retail clients within the meaning of the Corporations Act 2001.